AdWallet Inc.



ANNUAL REPORT

12231 Academy Road NE, #301-173

Albuquerque, NM 87111

(505) 264-1039

https://adwallet.com/

This Annual Report is dated May 4, 2023.

BUSINESS

AdWallet Inc is a digital marketplace for consumer marketing and advertising. The Company has created a digital marketplace for advertisers to engage the undivided attention of a targeted consumer through direct compensation to that consumer. The market to purchase attention of customers in the U.S. is greater than $250 billion annually. While there are many competitors in the advertising space, the Company is in a unique position as the only marketplace that shares revenues from advertisers with its users. The Company plans to continue improving its product and promoting its unique position in the market.

AdWallet Inc was initially organized as Hanno Ventures LLC (dba AdWallet), a New Mexico limited liability company on Jan 10, 2017, and converted to a Delaware corporation on June 11, 2020.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $114,700.00

Use of proceeds: General working capital

Date: July 02, 2021

Offering exemption relied upon: Regulation CF

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $4,777,710.00

Number of Securities Sold: 9,555,420

Use of proceeds: General working capital purposes

Date: December 17, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

AdWallet Inc. 2020-2021 Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $391,978, an approximately 13% decrease compared to fiscal year 2019 revenue of $447,826. The revenue decline was driven by weaker customer demand for the Company's products and scaling back of the sales team.

Cost of sales

Cost of sales in 2022 was $207,112 a 48% decrease compared to fiscal year 2021 costs of $395,320. The decrease was largely due to ad decrease in overall sales and internal expenses and staffing.

Gross margins

2022 gross profit increased by nearly 325% to $ 184,866 over 2021 gross profit of $52,506. This increased was primarily driven by internal cost-cutting.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and product development expenses. Expenses in 2022 decreased to $173,220 or 89% from 2021. The massive decrease in expenses of (-$889,438) was due to streamlining and internal cost cutting measures on all departments and systems.

Historical results and cash flows:

AdWallet has a history of losses since its inception, primarily driven by the cash cost of product development and general and administrative expense (mostly personnel costs). However, AdWallet has significantly streamlined its operations since the end of 2021 and has shrank its non-COGS cash expenses to under $15,000 monthly from the prior rate above $150,000 monthly. AdWallet anticipates becoming cash flow break-even in 2022 if the Company is able to grow revenues at or above its historical averages while holding non-variable costs constant. For the next few years, the Company believes it can grow revenues at or above 100% per year while holding fixed expenses constant (since the core product development work has been completed), which would produce considerable profits available to further accelerate growth or returned to shareholders.

AdWallet has been able to fund its losses to date primarily thru the sale of equity securities. Since inception, the Company has issued approximately $5,616,310 in Preferred stock and $148,965 in Crowd SAFEs. AdWallet estimates that the proceeds of the StartEngine campaign will provide sufficient runway to allow the Company to become cash-flow break-even. However, the Company's institutional and high net worth individual backers have the ability to provide additional funding to the Company, should the need arise.

Furthermore, AdWallet periodically engages in conversations with potential strategic partners and financial investors who may desire to invest or acquire AdWallet. If terms sufficiently attractive to AdWallet shareholders can be negotiated, then AdWallet may choose to engage in further fundraising or strategic activities.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $53,881.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company currently has a $75,000/10 year loan from the New Mexico Financial Authority.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adam Greenhood

Adam Greenhood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer

Dates of Service: January, 2017 - Present

Responsibilities: Responsible for all aspects of strategy and management of the Company

Position: Director

Dates of Service: June, 2020 - Present

Responsibilities: Member of the Company's Board of Directors

Name: Gavin Christensen

Gavin Christensen's current primary role is with Kickstart Seed Fund. Gavin Christensen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2020 - Present

Responsibilities: Serve on the Company's Board of Directors

Other business experience in the past three years:

Employer: Kickstart Seed Fund

Title: Managing Partner

Dates of Service: November, 2007 - Present

Responsibilities: Senior most partner at an active seed stage investment firm

Name: Kyle Lee

Kyle Lee's current primary role is with CNM Ingenuity. Kyle Lee currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2020 - Present

Responsibilities: Serve on the Company's Board of Directors

Other business experience in the past three years:

Employer: CNM Ingenuity

Title: CEO

Dates of Service: June, 2020 - Present

Responsibilities: Responsible for all aspects of strategy and management

Name: Stuart Rose

Stuart Rose's current primary role is with Fat Pipe ABQ. Stuart Rose currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2020 - Present

Responsibilities: Serve on the Company's Board of Directors

Other business experience in the past three years:

Employer: Fat Pipe ABQ

Title: Co-Founder

Dates of Service: April, 2014 - Present

Responsibilities: Responsible for strategy and management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Adam Greenhood

Amount and nature of Beneficial ownership: 8,700,000

Percent of class: 34.0

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Crowd SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 513,333 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 11,119,630 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The 11,119,630 shares of Common Stock include 8,700,000 shares of Common Stock and 2,419,630 shares of issued options.

Restrictions on Transfer: No holder of any of the shares of common stock or preferred stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of common stock or preferred stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

If a stockholder desires to Transfer any shares of common stock or preferred stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of common stock or preferred stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

* Please refer to the Company's Bylaws attached as Exhibit F for other material rights.

Preferred Stock

The amount of security authorized is 16,069,000 with a total of 14,443,620 outstanding.

Voting Rights

3 .1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Material Rights

2.1 Preferential Payments to Holders of Series Seed 2 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed 2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed 2 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock and Series Seed 1 Preferred Stock by reason of their ownership thereof: an amount per share equal to the greater of (i) the Original Issue Price of the Series Seed 2 Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed 2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed 2 Preferred Stock Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed 2 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed 2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series Seed 1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after the payment in full of all Series Seed 2 Liquidation Amounts required to be paid to the holders of shares of Series Seed 2 Preferred Stock pursuant to Section 2.1, the holders of shares of Series Seed 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), and after the payment in full of all Series Seed 2 Liquidation Amounts required to be paid to the holders of shares of Series Seed 2 Preferred Stock pursuant to Section 2.1, the holders of shares of Series Seed 1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price of the Series Seed 1 Preferred Stock, plus any dividends declared but unpaid thereon, or (ii)such amount per share as would have been payable had all shares of Series Seed 1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed 1 Pref erred Stock Liquidation Amount" and together with the Series Seed 2 Preferred Liquidation Amount, the "Preferred Stock Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, and after the payment in full of all Series Seed 2 Liquidation Amounts required to be paid to the holders of shares of Series Seed 2 Preferred Stock pursuant to Section 2.1, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed 1 Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed 1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Payments to :Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Crowd SAFE

The security will convert into Equity and the terms of the Crowd SAFE are outlined below:

Amount outstanding: $148,965.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Equity Financing

Material Rights

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. In connection with this Section 1(b)(i), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common shares in the amount of up to $350,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for advertising. Our revenues are therefore dependent upon the market for advertising. Minority Holder; Securities with No Voting Rights The non-voting Common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AdWallet Inc. was formed on June 11, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AdWallet Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AdWallet Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AdWallet Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 4, 2023.

AdWallet Inc.

By /s/ *Adam Greenhood*

Name: AdWallet Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Adam Greenhood, the CEO of AdWallet Inc., hereby certify that the financial statements of AdWallet Inc. and notes thereto for the periods ending Dec 31, 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

AdWallet Inc has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2023.

[signature] (Signature)

CEO (Title)

4/30/2023 (Date)

Statement of Stockholder's Equity (AdWallet)

	Seed 1 Preferred		Seed 2 Preferred		Common Stock		Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		
Net income (loss)	-	-	-	-	-	-	($1,022,055.00)	($1,022,055.00)
December 31, 2021							($750,316.00)	($750,316.00)
Net income (loss)	-	-	-	-	-	-	($5,079.00)	($5,079.00)
December 31, 2022							($785,652.00)	($785,652.00)

NOTE 1 – NATURE OF OPERATIONS

AdWallet Inc. was AdWallet Inc was initially organized as Hanno Ventures LLC (dba AdWallet), a New Mexico limited liability company on Jan 10, 2017, and converted to a Delaware corporation on June 11, 2020. The financial statements of AdWallet Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albuquerque, New Mexico.

AdWallet Inc, is a digital marketplace for consumer marketing and advertising. The Company has created a digital marketplace for advertisers to engage the undivided attention of a targeted consumer through direct compensation to that consumer. The market to purchase attention of customers in the U.S. is greater than $250 billion annually. While there are many competitors in the advertising space, the Company is in a unique position as the only marketplace that shares revenues from advertisers with its users. The Company plans to continue improving its product and promoting its unique position in the market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

	Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

	Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

	Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from advertising sales when (a) persuasive evidence that an agreement exists; (b) the service has been

performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Mexico state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2020, 2021 and 2022. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

AdWallet currently has a $75,000 loan SBA from the New Mexico Finance Authority that is due to be repaid by 2/28/2032.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 11,574,326 shares of our common stock with par value of $0.001. As of 4/15/23 the company has currently issued shares of our common stock.

Preferred Shares

We have authorized the issuance of 14,1443,620 shares of our common stock with par value of $0.001. As of 4/15/23 the company has currently issued shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 4/29/23, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

AdWallet Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 SVB 1710 - Primary Account	52,358.49
1005 SVB 4473 - Linked Account	600.00
1010 SWC 7161 - User Payout Account	0.00
1020 SWC 6564 - Operating	732.96
1030 SWC 7153 - Escrow Account	0.00
Bank Charges & Fee	189.81
Total Bank Accounts	**$53,881.26**
Accounts Receivable	
1100 Accounts Receivable	629.03
Total Accounts Receivable	**$629.03**
Other Current Assets	
1040 User Payout Accounts	599.00
1041 Dwolla	22.54
1042 Tango	14.06
1043 PayPal	0.00
1044 National Gift Card	0.00
Total 1040 User Payout Accounts	**635.60**
1210 Prepaid Expenses	0.00
1250 Undeposited Funds	0.00
Total Other Current Assets	**$635.60**
Total Current Assets	**$55,145.89**
Fixed Assets	
1300 Computers & Equipment	
1301 Comp & Equipment	85,390.00
1302 Comp & Equipment - Depreciation	-66,614.58
Total 1300 Computers & Equipment	**18,775.42**
1400 Furniture & Fixtures	
1401 Furniture & Fixtures	9,078.38
1402 Furniture & Fixtures - Depreciation	-7,860.43
Total 1400 Furniture & Fixtures	**1,217.95**
1600 Other Assets	
1601 Other Assets	153,562.40
1602 Other Assets - Depreciation	-66,856.08
Total 1600 Other Assets	**86,706.32**
Total Fixed Assets	**$106,699.69**
TOTAL ASSETS	**$161,845.58**

AdWallet Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2001 Amex	163.00
2003 Chase	22,733.96
2007 Divvy	71.94
Total Credit Cards	**$22,968.90**
Other Current Liabilities	
2100 User Credit Liabilty	
2101 Platform Liabilities	678,069.75
Total 2100 User Credit Liabilty	**678,069.75**
2400 Related Party Debt	25,050.00
2700 Payroll Liabilities	0.00
2708 Wages Payable	0.00
401K	0.00
EE Contribution to HSA	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Insurance Premiums Payable	0.00
NM Income Tax	0.00
NM Unemployment Tax	0.00
NM Worker's Compensation Fee	0.00
Presbyterian Health	0.00
Retirement Plans	0.00
Total 2700 Payroll Liabilities	**0.00**
Direct Deposit Payable	0.00
New Mexico Taxation and Revenue Department Payable	-2,555.93
Sales Tax Payable	0.00
Total Other Current Liabilities	**$700,563.82**
Total Current Liabilities	**$723,532.72**
Long-Term Liabilities	
2600 Series 2021 Crowd SAFE	148,965.00
2650 SBA Stimulus Loan	75,000.00
Total Long-Term Liabilities	**$223,965.00**
Total Liabilities	**$947,497.72**

AdWallet Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
3000 Common Stock	76.84
3001 Common Stock - APIC	76,766.53
Total 3000 Common Stock	**76,843.37**
3200 Seed 1 Preferred	0.00
3201 Seed 1 - APIC	0.00
Total 3200 Seed 1 Preferred	**0.00**
3300 Seed 2 Preferred	1,352.69
3301 Seed 2 - APIC	1,353,861.07
Total 3300 Seed 2 Preferred	**1,355,213.76**
3700 Stock Options - APIC	270,383.68
3800 Opening Balance Equity	0.00
3900 Retained Earnings	-2,483,014.40
Net Income	-5,078.55
Total Equity	**$ -785,652.14**
TOTAL LIABILITIES AND EQUITY	**$161,845.58**

AdWallet Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 AdWallet Revenue	
4100 Flagship Revenue	335,680.66
4110 Sales Discounts	
4111 Bonus Credit Discounts	-4,431.00
Total 4110 Sales Discounts	**-4,431.00**
Total 4100 Flagship Revenue	**331,249.66**
4200 Affiliate Revenue	18,386.69
4330 Survey Revenue	32,729.48
Total 4000 AdWallet Revenue	**382,365.83**
4090 Uncategorized Income	1,950.00
Total Income	**$384,315.83**
Cost of Goods Sold	
5000 Cost of Revenue	
5010 User Credits	
5011 User Credits - Flagship	119,139.34
Total 5010 User Credits	**119,139.34**
5020 Communication Fees	47,304.12
5030 Merchant Fees	5,336.43
5040 Hosting Costs	25,747.79
5060 Professional Services Costs	9,585.00
Total 5000 Cost of Revenue	**207,112.68**
Total Cost of Goods Sold	**$207,112.68**
GROSS PROFIT	**$177,203.15**
Expenses	
6000 Payroll Costs	
6110 Salaries	70,879.89
6500 Workers Comp	2,682.86
Total 6000 Payroll Costs	**73,562.75**
6100 Equity Compensation Expense	48,825.15
7000 Depreciation/Amortization	19,114.80

AdWallet Inc.

Profit and Loss

January - December 2022

	TOTAL
8000 Sales & Marketing	
8010 Marketing	
8011 Advertising	64.85
8013 Dues & Subscriptions	1,688.31
8014 Meetings & Trainings	50.10
8017 Software Services	5,949.50
Travel	
Travel Meals	365.00
Total Travel	**365.00**
Website	336.54
Total 8010 Marketing	**8,454.30**
8020 Sales	
8025 Contract Services	25,515.00
8026 Software Services	424.00
8300 Travel	
8320 Ground Transportation	10.86
Total 8300 Travel	**10.86**
Total 8020 Sales	**25,949.86**
Total 8000 Sales & Marketing	**34,404.16**
8100 Customer Service	
8120 Contract Services	1,065.00
8130 Software Services	6,814.40
Total 8100 Customer Service	**7,879.40**
8200 Product Development	
8230 Outsourced Software Development	-70,781.85
8240 Software Services	12,932.38
Total 8200 Product Development	**-57,849.47**
8400 General & Administrative	
8410 Bad Debts	-7,701.47
8420 Bank Charges & Fees	397.00
8500 Insurance	
8510 D&O	8,995.56
8520 General Liability	1,678.64
Commercial	1,160.00
Total 8500 Insurance	**11,834.20**
8700 Professional Services	
8720 Finance & Accounting	16,638.33
8730 Legal	719.00
8740 Fundraising	0.00
Total 8700 Professional Services	**17,357.33**

AdWallet Inc.

Profit and Loss

January - December 2022

	TOTAL
8800 Office Expenses	558.48
8024 Meals	187.89
8440 Dues & Subscriptions	2,333.80
8810 Common Area	143.13
8820 Internet/Telephone	2,338.86
8840 Parking	1.50
8855 Software Services	8,810.16
8857 Storage	1,280.45
8860 Supplies	177.59
8900 Postage and Delivery	798.05
Equipment Rental	215.47
Total 8800 Office Expenses	**16,845.38**
Travel	
Ground Transportation	62.25
Travel Meals	111.92
Total Travel	**174.17**
Total 8400 General & Administrative	**38,906.61**
9000 Suspense Account	132.36
Payroll Expenses	
Company Contributions	
Retirement	2,476.62
Total Company Contributions	**2,476.62**
Taxes	5,664.18
Total Payroll Expenses	**8,140.80**
Taxes Franchise Tax	721.55
Uncategorized Expense	38.00
Total Expenses	**$173,876.11**
NET OPERATING INCOME	**$3,327.04**
Other Expenses	
7100 Interest Expense	8,071.97
7200 Other Expense	333.62
Total Other Expenses	**$8,405.59**
NET OTHER INCOME	**$ -8,405.59**
NET INCOME	**$ -5,078.55**

AdWallet Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 SVB 1710 - Primary Account	22,414.03
1005 SVB 4473 - Linked Account	0.00
1010 SWC 7161 - User Payout Account	0.00
1020 SWC 6564 - Operating	504.43
1030 SWC 7153 - Escrow Account	0.00
Total Bank Accounts	**$22,918.46**
Accounts Receivable	
1100 Accounts Receivable	132,734.36
Total Accounts Receivable	**$132,734.36**
Other Current Assets	
1040 User Payout Accounts	0.00
1041 Dwolla	22.54
1042 Tango	345.66
1043 PayPal	0.00
1044 National Gift Card	0.00
Total 1040 User Payout Accounts	**368.20**
1210 Prepaid Expenses	802.48
1250 Undeposited Funds	0.00
Total Other Current Assets	**$1,170.68**
Total Current Assets	**$156,823.50**
Fixed Assets	
1300 Computers & Equipment	
1301 Comp & Equipment	85,390.00
1302 Comp & Equipment - Depreciation	-65,800.86
Total 1300 Computers & Equipment	**19,589.14**
1400 Furniture & Fixtures	
1401 Furniture & Fixtures	9,078.38
1402 Furniture & Fixtures - Depreciation	-7,051.99
Total 1400 Furniture & Fixtures	**2,026.39**
1600 Other Assets	
1601 Other Assets	153,562.40
1602 Other Assets - Depreciation	-49,363.44
Total 1600 Other Assets	**104,198.96**
Total Fixed Assets	**$125,814.49**
TOTAL ASSETS	**$282,637.99**

AdWallet Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	69,239.74
Total Accounts Payable	**$69,239.74**
Credit Cards	
2001 Amex	30,040.31
2003 Chase	51,600.97
2007 Divvy	3,519.08
Total Credit Cards	**$85,160.36**
Other Current Liabilities	
2100 User Credit Liabilty	
2101 Platform Liabilities	645,212.01
Total 2100 User Credit Liabilty	**645,212.01**
2400 Related Party Debt	59,550.00
2700 Payroll Liabilities	0.00
2708 Wages Payable	0.00
401K	34,084.93
EE Contribution to HSA	166.67
Federal Taxes (941/944)	7,730.40
Federal Unemployment (940)	84.00
Insurance Premiums Payable	0.00
NM Income Tax	787.14
NM Unemployment Tax	49.16
NM Worker's Compensation Fee	21.50
Presbyterian Health	1,248.14
Retirement Plans	-19,498.35
Total 2700 Payroll Liabilities	**24,673.59**
Direct Deposit Payable	0.00
New Mexico Taxation and Revenue Department Payable	20,026.43
Sales Tax Payable	-19,872.28
Total Other Current Liabilities	**$729,589.75**
Total Current Liabilities	**$883,989.85**
Long-Term Liabilities	
2600 Series 2021 Crowd SAFE	148,965.00
Total Long-Term Liabilities	**$148,965.00**
Total Liabilities	**$1,032,954.85**

	TOTAL
Equity	
3000 Common Stock	74.31
3001 Common Stock - APIC	74,237.19
Total 3000 Common Stock	**74,311.50**
3200 Seed 1 Preferred	0.00
3201 Seed 1 - APIC	0.00
Total 3200 Seed 1 Preferred	**0.00**
3300 Seed 2 Preferred	1,352.69
3301 Seed 2 - APIC	1,353,861.07
Total 3300 Seed 2 Preferred	**1,355,213.76**
3700 Stock Options - APIC	221,596.33
3800 Opening Balance Equity	0.00
3900 Retained Earnings	-1,379,382.79
Net Income	-1,022,055.66
Total Equity	**$ -750,316.86**
TOTAL LIABILITIES AND EQUITY	**$282,637.99**

AdWallet Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 AdWallet Revenue	
4100 Flagship Revenue	467,996.57
4110 Sales Discounts	
4111 Bonus Credit Discounts	-47,838.33
Total 4110 Sales Discounts	**-47,838.33**
Total 4100 Flagship Revenue	**420,158.24**
4200 Affiliate Revenue	26,698.52
4300 Highlights Revenue	970.00
Total 4000 AdWallet Revenue	**447,826.76**
Total Income	**$447,826.76**
Cost of Goods Sold	
5000 Cost of Revenue	
5010 User Credits	
5011 User Credits - Flagship	290,237.66
5012 User Credits - Affiliate	3,635.75
5013 User Credits - Highlights	1,911.00
Total 5010 User Credits	**295,784.41**
5020 Communication Fees	53,847.51
5030 Merchant Fees	17,933.14
5040 Hosting Costs	27,754.95
Total 5000 Cost of Revenue	**395,320.01**
Total Cost of Goods Sold	**$395,320.01**
GROSS PROFIT	**$52,506.75**
Expenses	
6000 Payroll Costs	
6110 Salaries	384,519.08
6500 Workers Comp	2,284.48
Total 6000 Payroll Costs	**386,803.56**
6100 Equity Compensation Expense	84,605.78
7000 Depreciation/Amortization	-72,929.97
7400 Sales Tax Expense	587.91

AdWallet Inc.

Profit and Loss
January - December 2021

	TOTAL
8000 Sales & Marketing	
8010 Marketing	
8011 Advertising	37,168.13
8013 Dues & Subscriptions	179.76
8014 Meetings & Trainings	92.83
8015 Contract Services	26,790.18
8016 Public Relations	12,168.19
8017 Software Services	24,449.79
8019 Tradeshows	287.68
Travel	
Ground Transportation	3.00
Travel Meals	60.57
Total Travel	**63.57**
Website	313.07
Total 8010 Marketing	**101,513.20**
8020 Sales	
8021 Affiliate Costs	8.89
8022 Auto	5.75
8023 Entertainment	272.05
8025 Contract Services	64,997.46
8026 Software Services	2,827.56
8027 Tools and Supplies	386.11
8300 Travel	
8320 Ground Transportation	5.00
8340 Travel Meals	1,703.19
Total 8300 Travel	**1,708.19**
Sales Promotion	10.00
Total 8020 Sales	**70,216.01**
Total 8000 Sales & Marketing	**171,729.21**
8100 Customer Service	
8120 Contract Services	13,312.50
8130 Software Services	1,483.85
8150 Tools and Supplies	134.83
Travel	
Travel Meals	18.28
Total Travel	**18.28**
Total 8100 Customer Service	**14,949.46**
8200 Product Development	
8230 Outsourced Software Development	219,740.82
8240 Software Services	18,894.82

AdWallet Inc.

Profit and Loss
January - December 2021

	TOTAL
8250 Tools and Supplies	205.01
Testing	9.95
Total 8200 Product Development	**238,850.60**
8400 General & Administrative	
8420 Bank Charges & Fees	474.20
8450 Employee Support	34.66
8500 Insurance	
8510 D&O	8,942.44
Commercial	2,651.03
Total 8500 Insurance	**11,593.47**
8700 Professional Services	-205.20
8720 Finance & Accounting	113,289.44
8730 Legal	7,022.60
8740 Fundraising	30,509.10
Total 8700 Professional Services	**150,615.94**
8800 Office Expenses	
8024 Meals	1,406.09
8440 Dues & Subscriptions	1,598.00
8810 Common Area	253.24
8820 Internet/Telephone	3,889.50
8840 Parking	2.00
8855 Software Services	8,550.21
8857 Storage	1,568.66
8860 Supplies	1,859.58
8900 Postage and Delivery	774.65
Equipment Rental	2,901.07
Total 8800 Office Expenses	**22,803.00**
Travel	
Ground Transportation	35.22
Travel Meals	305.46
Total Travel	**340.68**
Total 8400 General & Administrative	**185,861.95**
Payroll Expenses	
Company Contributions	
6220 Short-term Disability	1,709.20
Health Insurance	5,515.80
Retirement	18,816.06
Total Company Contributions	**26,041.06**
Taxes	30,019.56
Total Payroll Expenses	**56,060.62**

	TOTAL
Taxes Franchise Tax	595.90
Total Expenses	**$1,067,115.02**
NET OPERATING INCOME	$ -1,014,608.27
Other Expenses	
7100 Interest Expense	7,405.39
7200 Other Expense	42.00
Total Other Expenses	**$7,447.39**
NET OTHER INCOME	$ -7,447.39
NET INCOME	$ -1,022,055.66

CERTIFICATION

I, Adam Greenhood, Principal Executive Officer of AdWallet Inc., hereby certify that the financial statements of AdWallet Inc. included in this Report are true and complete in all material respects.

Adam Greenhood

CEO